Mail Stop 0306

April 28, 2005


Thomas D. Mino
Chief Executive Officer
Lumera Corporation
19910 North Creek Parkway
Bothell, Washington 98011

	Re:	Lumera Corporation
		Registration Statement on Form S-1
      	Filed on April 8, 2005
		File No. 333-123973

Dear Mr. Mino:

      This is to advise you that we have reviewed only those portions of your registration statement that relate to the comments below. We anticipate at this time that no further review of your registration statement and the documents incorporated by reference therein will be made. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are purporting to register for resale
1,750,000
shares of your common stock currently owned by Microvision that may be distributed to holders of Microvision`s outstanding senior secured exchangeable convertible notes. We also note that Microvision currently beneficially owns shares of your common stock representing approximately 33% of your outstanding shares, and that all of those shares (including the 1,750,000 shares) are being registered for resale on Microvision`s behalf. Please supplementally explain why Microvision is not acting as an underwriter within the meaning of
Section 2(a)(11) of the Securities Act in connection with the offering of those shares to the public, such that the purported secondary offering of those shares should be instead viewed as a primary offering by Lumera with Microvision identified as a statutory underwriter.
2. If you do believe that this offering is properly viewed as a primary offering, please supplementally address the following:
* Why it is appropriate to register the completion of the offering of the 1,750,000 shares that may be distributed to holders of Microvision`s outstanding notes given that a private offering of those shares to the holders of the Microvision notes appears to have been commenced prior to the filing of this registration statement;
* Why the registration of that offering on Form S-1 by Lumera is in compliance with Rule 415(a)(1) of the Securities Act; and
* How that offering will be conducted in compliance with Rule 415(a)(4) of the Securities Act.

3. If you do not believe that this offering is properly viewed as a primary offering, please supplementally address the following:
* What exemption from registration under the Securities Act is or will be available for the transfer of the 1,750,000 Lumera shares currently held by Microvision from Microvision to the holders of the
Microvision notes; and
* Given that the holders of the Microvision notes have the right to make ongoing elections to convert their notes into up to 1,750,000 shares of your common stock currently held by Microvision or into newly issued shares of Microvision common stock, why the registration of the resale of those 1,750,000 shares at this time is consistent with our guidance regarding PIPE transactions set forth in paragraph
(b) of Telephone Interpretation No. 3S included in the Securities Act section of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States..
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call Tim Buchmiller at
(202)
824-5354 or me at (202) 942-7924.

							Sincerely,



							David Ritenour
							Special Counsel


cc:  	Christopher J. Austin, Esq.
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Thomas D. Mino
Lumera Corporation
April 28, 2005
Page 1